Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005


Donald R. Head
President and Chief Executive Officer
Capital Title Group, Inc.
14648 N. Scottsdale Rd., Ste. 125
Scottsdale, AZ   85254

Re:	Capital Title Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 17, 2005
	File No. 000-21417

Dear Mr. Head:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 21

Contractual Obligations table, page 30
1. Please include the expected settlement of your reserve for title insurance and escrow losses in the contractual obligation table. In this regard, please note that it would appear that these represent future legal obligations of yours. Due to the apparently significant nature of these liabilities to your business, we believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity.
The
purpose of Item 303(a)(5) and Financial Reporting Release 67 appears to be to obtain enhanced disclosure concerning your contractual payment obligations and the exclusion of ordinary course items would appear to be inconsistent with that purpose.

Item 8.  Financial Statements, page 32

Notes to Consolidated Financial Statements, page 37

1.  Organization and Summary of Significant Accounting Policies,
page
37

Significant Accounting Policies, page 38

Revenue Recognition, page 39
2. Please clarify for us what the underwriting fees represent and why netting them against title service revenues complies with GAAP. In so doing, please tell us the specific literature supporting this presentation.
3. Please tell us the basis used to recognize flood zone determination service revenue over the period you are contractually obligated to provide the service and how that basis is consistent with your pattern of performance during that period.

8.  Summary of Reserve for Title Insurance and Escrow Losses, page
50
4. Please tell us where you have provided all of the disclosures required by paragraph 11 of SOP 94-5 or make any of those disclosures that have not already been made.

*    *    *    *

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Oscar M. Young, Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								for Jim B. Rosenberg
								Senior Assistant Chief
      Accountant
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Donald R. Head
Capital Title Group, Inc.
August 22, 2005
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